EXHIBIT 99.1



                             [PUBLICIS GROUPE LOGO]

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                                 PRESS RELEASE
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                                                              PARIS, MAY 3, 2006



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                       PUBLICIS GROUPE: 1ST QUARTER 2006
                           REVENUES: 994(EURO) MILLION
                                    UP + 12%
                              ORGANIC GROWTH + 6.3%
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MAURICE LEVY, CHAIRMAN & CEO OF PUBLICIS GROUPE, COMMENTS:

" THE YEAR HAS GOTTEN OFF TO A VERY GOOD START, WITH FIRST QUARTER ORGANIC GROWTH AT 6.3%. NEW BUSINESS HAS REMAINED ON A VERY FIRM TRACK. THE GLOBAL ADVERTISING ENVIRONMENT IS FAVOURABLE, BENEFITING FROM STRONG GROWTH IN THE US AND CHINA, AS WELL AS THE FOOTBALL WORLD CUP, THE EFFECTS OF WHICH WILL BE MOST APPARENT IN THE SECOND QUARTER. IN THESE CIRCUMSTANCES, WE CONFIRM OUR FULL-YEAR ORGANIC GROWTH AND EARNINGS FORECASTS. "


12% RISE IN REVENUES

Revenues showed a year-on-year rise of 12% to 994(euro) million in the first quarter. The dollar's appreciation against the euro had a positive impact of 52(euro) million on revenues, while the net impact of variations in the scope of consolidation was practically negligible.

Organic growth was a healthy 6.3% compared with 4% in the same period of 2005, reflecting both the steady flow of business from existing clients and the positive effects of new accounts.

Business in all geographical areas saw organic growth, which remained strong at close to 7% in North America and over 10% in the Asia-Pacific area, Latin America, Africa and the Middle East, and a little over 3% in Europe in a period that is traditionally sluggish in advertising.

Media and healthcare communications agencies continued to outpace the average for the Groupe.


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REVENUES BY GEOGRAPHY
(millions (euro))

                        1Q              1Q              ORGANIC           YOY
                       2005            2006             GROWTH           CHANGE
                     -----------------------------------------------------------
Europe                  360             374             + 3.1 %         + 3.9 %

North America           388             445             + 6.6 %        + 14.7 %

Asia-Pacific             89             108            + 12.0 %        + 21.3 %

Latin America            36              47            + 10.1 %        + 30.6 %

Africa/Middle East       15              20            + 23.4 %        + 33.3 %
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TOTAL                   888             994             + 6.3 %          + 12 %



STRONG NEW BUSINESS PERFORMANCE

Gross new business booked in the first quarter totalled a very strong $2.2 billion. Wins included the Orange advertising and marketing services account for Europe, a McDonald's worldwide advertising project, Macy's and Comcast media accounts in the US, and the Pfizer/Lipitor advertising account in the US. Net new business came in at $1.1 billion, despite some negative developments. The relationship with Hewlett Packard continues and is being extended in some areas, but the Personal Solutions Group division is to limit its association with Publicis Groupe to the Asia-Pacific area. In addition, several projects for Cadillac were entrusted to another agency in the US as was the media portion of the Sprint account.


1ST QUARTER 2006 HIGHLIGHTS

Along with strong revenues, other highlights of the first quarter included:

    o  CONTINUED BALANCE-SHEET STREAMLINING

At the beginning of January, Publicis Groupe made a public offer for all outstanding warrants issued in 2002 on the occasion of the Bcom3 acquisition. Nearly 80% were tendered in response, allowing the elimination of potential for the creation of 22 million shares.

Potential for the creation of a further 1.1 million shares was eliminated with the exercise of the January put by holders of the 2018 OCEANE convertible bond issue.


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    o  SUCCESSFUL DEPLOYMENT OF THE STRATEGY OF TARGETED ACQUISITIONS IN SAMS IN
       SELECTED HIGH POTENTIAL MARKETS

       Acquisitions included:

        - SOLUTIONS, India's leading marketing services agency

        - BETTERWAY, one of the top agencies for marketing services in China, with a presence in 29 cities

        - DUVAL GUILLAUME, Belgium's largest independent advertising and marketing services agency.


Finally, Publicis Groupe announced the launch of DENUO, an entity specialized in new technologies and digital communications. Its mission is to advise advertisers, monitor deployment of the solutions adopted and build partnerships including financial ones with digital communications and new media start-ups.



                                    *    *

                                       *



PUBLICIS GROUPE  (Euronext  Paris:  FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 104 countries on five continents.

The Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi &
Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications.
Web sites:  WWW.PUBLICISGROUPE.COM and WWW.FINANCE.PUBLICISGROUPE.COM


                                                                        CONTACTS

                    PIERRE BENAICH - RELATIONS INVESTISSEURS : +33 1 44 43 65 00

                       EVE MAGNANT - COMMUNICATION CORPORATE : +33 1 44 43 77 70


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                                    APPENDIX
                          1ST QUARTER 2006 NEW BUSINESS

MAJOR WINS


PUBLICIS:
Cord Blood Medical Services and National Pork Marketing Board (Hispanic Comm.)(US) - Deutsche Bahn/Transport and Logistics (Germany) - Comunidad de Madrid (Spain)

LEO BURNETT:
McDonald's/project (Global) - Ladbrokes and Del Monte (UK) - MTS (Russia) - Centurion Bank (India) - Sanofi-Aventis (Korea) - Dragonair (Hong-Kong) - GM/Chevrolet (Germany) - Coca-Cola/Naturaqua (Hungary) - Kellogg's (Ireland) - Brasil Telecom (Brazil) - Procter & Gamble/Gillette (Brazil) - Orange (spain)

SAATCHI & SAATCHI:
Cyprus Tourism Organisation (Global, out of Greece & UK) - BenQ (Singapore & Malaysia) - Banca Intesa (Italy) - Domino's Pizza (UK) - Generali Insurance (Austria) - EMAP/Closer Magazine (UK) - BASF (North America) - Pere Dodu (France, Spain) - Lenscrafters (China, Hong-Kong)

OTHER ADVERTISING NETWORKS AND AGENCIES:

    o FALLON: France Telecom/Orange & Wanadoo (in cooperation with Marcel), EMAP/project Jackie, Ask.com (London) - Heineken (Tokyo), Avene/Personal care & Cosmetics (Sao Paulo)
    o KAPLAN THALER GROUP (US): Pfizer's/Lipitor

STARCOM MEDIAVEST GROUP (media buying and consultancy):
St. Paul Travelers Insurance, EDS, Comcast, Luxottica, Washington Mutual, Macy's, California State Auto Assoc. (USA) - Cyprus Bank (Greece) - Beam Global Spirits (Spain) - Waitrose (EMEA) - LG Electronics (Russia) - Digi Telecom (Malaysia)

ZENITHOPTIMEDIA (media buying and consultancy):
L'Oreal Paris (China) - Digiturk, Media Digital TV (Turkey) - Hyundai (India) - Bolton Alimentari (Italy) - Nestle/Food (India) - TNT (UK, Germany, Netherlands, France, Italy)

SPECIALIZED AGENCIES:

    o ARC: Monster.co.uk/Online advertising/CRM (UK) - Post Office/Strategy/In-Store Comms (UK) - Several Procter & Gamble brands (Mexico)
    o PRCC: Arcelor (France) - P&G/FemCare (USA) - Novartis/OTC (Global)
    o PHCG: AstraZeneca/Crestor, P&G/Claratin and Gillette Oralcare, Schering Plough/ Garanoxicin, Serrono/Cladribin (USA) - Sinuforte (Spain) - Janssen Cilag/Topamax (Australia).


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MAIN LOSSES


PUBLICIS:
Hewlett-Packard/PSG-Personal Solutions Group (US, EMEA, LATAM)

SAATCHI & SAATCHI:
Old Spice (P&G) (Global)

STARCOM:
Sprint (US) - Showtime (US) - Barclay's (UK)

ZENITHOPTIMEDIA:
Nokia (APAC)


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